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CUSIP No. 278717 20 2                                     Page 1 of 4 Pages
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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT No. __)*


                           EBIZ ENTERPRISES, INC.
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                              (Name of Issuer)

                                COMMON STOCK
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                       (Title of Class of Securities)

                                278717 20 2
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                               (CUSIP Number)

                             Brent Christensen
                       333 South 520 West, Suite 300
                             Lindon, Utah 84042
                                801.932.6219
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         (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                May 20, 2002
                               June 20, 2002
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          (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

___  Rule 13d-1(b)
___  Rule 13d-1(c)
___  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13 G
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     The Canopy Group, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                        ---
                                                                     (b) X
                                                                        ---
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                        ----
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Utah
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 NUMBER OF          7    SOLE VOTING POWER
   SHARES                2,598,175 shares of Common Stock
BENEFICIALLY             Warrants to purchase 273,739 Shares of Common
  OWNED BY               Stock
    EACH            ------------------------------------------------------
  REPORTING         8    SHARED VOTING POWER
    PERSON               NONE.
     WITH           ------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                         2,598,175 shares of Common Stock
                         Warrants to purchase 273,739 Shares of Common
                         Stock
                    ------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         None.
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,598,175 shares of Common Stock
     Warrants to purchase 273,739 Shares of Common Stock
     Total of 2,871,914 shares of Common Stock beneficially owned
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     74.3% of Common Stock over which Reporting Persons have shared voting and dispositive power
     76.1% of beneficially owned shares of Common Stock when including warrants
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14   TYPE OF REPORTING PERSON*
     CO
==========================================================================

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CUSIP No. 278717103                                       Page 3 of 4 Pages
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Item 1.  Issuer

This Schedule 13G relates to Common Stock (the "Common Stock") of EBIZ ENTERPRISES, INC. (the "Issuer"), a Nevada corporation. The principal executive offices of the Issuer are located at 13715 Murphy Road, Suite D, Houston, Texas 77477.

Item 2.  Identity and Background

     (a)       The Canopy Group, Inc.

     (b) Canopy's business address is 333 South 520 West, Suite 300, Lindon, Utah 84042.

     (c) Canopy is organized and exists under the laws of the State of Utah.

     (d) Title and Class of Securities: Common Stock issued under the terms of the Issuer's Amended Joint Plan of Reorganization dated January 4, 2002, as amended on January 24, 2002 and as modified at the April 11, 2002 confirmation hearing by the United States Bankruptcy Court of the District of Arizona (the "Plan"). Shares reported under the original 13D relating to the Reporting Person's ownership of Issuer's common stock were cancelled pursuant to the Plan.

     (e)  CUSIP Number:  278717202

Item 3. Statement filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c).

     Not applicable.

Item 4.   Ownership
     (a) Amount Beneficially Owned: 2,871,914 shares of Common Stock beneficially owned by Canopy.

     (b)  Percent of Class: approximately 76.1%

     (c)  Number of shares as to which the Reporting Persons have:

          (i)   sole power to vote or direct the vote: 2,871,914

          (ii)  shared power to vote or to direct the vote:  0

          (iii) sole power to dispose or to direct the disposition:
                2,871,914

          (iv)  shared power to dispose or to direct the disposition: 0

Item 5.     Ownership of Five Percent or Less of a Class.

     Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     The Noorda Family Trust is the owner of a majority of the capital stock of Canopy. Raymond J. and Lewena Noorda serve as trustees of the Noorda Family Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not Applicable

Item 8.   Identification and Classification of Member of the Group
     Not Applicable

Item 9.   Notice of Dissolution of Group
     Not Applicable

Item 10.  Certification

     Not Applicable.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 18th day of February, 2003.

                                     THE CANOPY GROUP, INC.



                                     By:    /s/ Ralph J. Yarro
                                            -----------------------------
                                            Ralph J. Yarro, President


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).